Exhibit 99.1

THE9 LIMITED to hold

2019 EXTRAORDINARY GENERAL MEETING ON MAY 6, 2019

Hong Kong, China, April 8, 2019 – The9 Limited (Nasdaq: NCTY) ( the “Company”), an established Internet company, today announced that it has called an extraordinary general meeting (the “EGM”) of shareholders to be held at the BNY Mellon Office, Room No. 4, 25/F Three Pacific Place, 1 Queen’s Road East, Hong Kong on May 6, 2019 at 2 p.m., Hong Kong time to consider and vote on the following three proposals (the “Proposals”) as further detailed in the notice of the EGM (the “Notice”):

1. THAT the number of authorized shares shall be increased to US$50,000,000 divided into (i) 4,300,000,000 Class A ordinary shares (“Class A Ordinary Shares”), (ii) 600,000,000 Class B ordinary shares (“Class B Ordinary Shares”) and (iii) 100,000,000 shares of such class or classes as the Board may determine in accordance with the Amended M&AA by re-designation of existing authorized shares and creation of additional shares as forth in the Section 1 of the Notice; and

2. THAT each Class A Ordinary Share shall entitle the holder thereof to one vote per share, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes per share on all matters subject to vote at general meetings of the Company; and

3. THAT the Company’s Amended and Restated Memorandum of Association and Articles of

Association shall be amended and restated by the deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association (the “Amended M&AA”) in substantially the form as attached as Exhibit A to the Notice.

The detailed Proposals and additional information regarding the EGM can be found in the Notice and the form of proxy for the EGM. The Notice and form of proxy for the EGM are available on the Company’s website at www.the9.com/en/agms.html, and will also be furnished to the Securities and Exchange Commission on Form 6-K on or about April 8, 2019. In addition, the Company’s proxy materials (including the final proxy statement) will be mailed to shareholders and ADS holders.

The Board of Directors of the Company recommends that the Company’s shareholders and ADS holders vote FOR the Proposals.

The Board of Directors of the Company has fixed the close of business on April 3, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive the Notice or any adjournment or postponement thereof. Holders of record of ordinary shares of the Company at the close of business on the Record Date are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com

Website: https//www.the9.com/